UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                               GOLD STANDARD, INC.
                               -------------------
                                (Name of Issuer)

                       Common Stock, par value $.001/share
                       -----------------------------------
                         (Title of Class of Securities)

                                   380724 40 4
                                 --------------
                                 (CUSIP Number)

                             Robert A. Grauman, Esq.
                              O'Melveny & Myers LLP
                               The Citicorp Center
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-2400
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.






         -------------------------
             * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 380724 40 4
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  FCMI FINANCIAL CORPORATION

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [X]

                                                                      (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  ONTARIO, CANADA

--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES                                -0-
BENEFICIALLY                        --------------------------------------------
OWNED BY                   8        SHARED VOTING POWER
EACH REPORT-                          1,941,744
ING PERSON                          --------------------------------------------
WITH                       9        SOLE DISPOSITIVE POWER
                                      -0-
                                    --------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                      1,941,744
                                    --------------------------------------------
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                      1,941,744

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11
         EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      17.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  CO

--------------------------------------------------------------------------------

380724 40 4
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  ALBERT D. FRIEDBERG

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                      (a) [X]

                                                                      (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  AF

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  CANADA

--------------------------------------------------------------------------------
NUMBER OF                  7        SOLE VOTING POWER
SHARES                                1,941,744
BENEFICIALLY                        --------------------------------------------
OWNED BY                   8        SHARED VOTING POWER
EACH REPORT-                          -0-
ING PERSON                          --------------------------------------------
WITH                       9        SOLE DISPOSITIVE POWER
                                      1,941,744
                                    --------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                      -0-
                                    --------------------------------------------
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                      1,941,744

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      17.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------

         The Schedule 13D dated July 27, 1988 (the "Initial Statement") filed by FCMI Financial Corporation, a corporation existing under the laws of the province of Ontario, Canada ("FCMI"), Friedberg Mercantile Group, an Ontario, Canada general partnership, ("FMG"), A.D. Friedberg Inc., an Ontario, Canada corporation ("A.D.F."), 398737 Ontario Limited, an Ontario, Canada corporation ("398737 Ltd."), and Albert D. Friedberg, relating to shares of common stock, $0.001 par value (the "Shares"), of Gold Standard, Inc., a corporation organized and existing under the laws of the State of Utah ("Gold Standard"), as amended by Amendment No. 1, dated June 19, 1991, Amendment No. 2, dated April 10, 1992, Amendment No. 3 dated July 23, 1992, Amendment No. 4 dated October 6, 1994, Amendment No. 5 dated January 19, 1995, Amendment No. 6 dated August 8, 1995, Amendment No. 7 dated February 23, 1996, and Amendment No. 8 dated May 28, 1996, and as amended and restated by Amendment No. 9 dated October 1, 1999 filed by FCMI and Mr. Friedberg, is hereby further amended with respect to the items set forth below in this Amendment No. 10. Capitalized terms used herein without definition have the same meanings as those ascribed to them in the Initial Statement.

Item 3.           Source and Amount of Funds or Other Consideration.
                  -------------------------------------------------

         Item 3 is amended as set forth below.

                  FCMI acquired the 1,100,000 Shares reported in the Schedule 13D (Amendment No. 10) utilizing funds acquired from its working capital.

Item 4.           Purpose of Transaction.
                  ----------------------

         Item 4 is amended as set forth below.

                  FCMI acquired the 1,100,000 Shares reported in the Schedule 13D (Amendment No. 10) for investment, and to provide Gold Standard with additional working capital to fund its publicly disclosed exploration activities in Brazil.

Item 5.           Interest in Securities of the Issuer.
                  ------------------------------------

         Item 5 is amended by the addition of the information set forth beow:

                  On March 31, 2003, the 1992 Warrants to purchase 46,875 Shares held by FCMI expired, as a result of which FCMI's beneficial ownership of Gold Standard Shares was reduced to 105,218 Shares, or 8.29% of the outstanding Shares, based on the number of outstanding shares set forth on the cover page of Gold Standard's Quarterly Report on Form 10-QSB for the three months ended January 31, 2003 filed on March 18, 2003 (the most recent report filed prior to expiration of the 1992 Warrants. All of such Shares are outstanding and owned of record and beneficially by FCMI.

                  Effective May 1, 2003, Gold Standard effected a one-for-eight stock split of its common stock, pursuant to which each outstanding Share became eight outstanding Shares. As a result of the stock split, FCMI became the beneficial owner of 841,744 Shares, all of which are outstanding and owned of record and beneficially by FCMI. The stock split did not affect FCMI's percentage beneficial ownership of the Shares.

                  On December 22, 2003, FCMI purchased 1,100,000 Shares for a total purchase price of $250,000 in a privately negotiated transaction with Gold Standard.

                  As of the date of this Amendment No. 10, FCMI beneficially owns 1,941,744 Shares, representing approximately 17.2% of the Shares outstanding, such percentage being determined by adding to 10,158,864 Shares outstanding, as reported in the Form 10-QSB of Gold Standard for the quarter ended July 31, 2003 the 1,100,000 issued to FCMI as reported in this Schedule 13D (Amendment No. 10). All Shares reported as beneficially owned by FCMI are presently outstanding and owned by FCMI. Albert D. Friedberg, directly and through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the sole beneficial owner of all of the Shares owned by FCMI. Except for such beneficial ownership by Albert D. Friedberg, none of the directors or officers of FCMI beneficially own any Gold Standard Shares.

                  Except as set forth in Item 5 of this Schedule 13D (Amendment No. 10), neither FCMI nor any of its officers and directors has effected any transactions in Gold Standard Shares in the 60 days preceding the filing of this Schedule 13D (Amendment No. 10).

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  ------------------------------------

         Item 6 is amended by the addition of the information set forth below.

                  Pursuant to a Stock Purchase Agreement dated as of December 19, 2003, (the "2003 Purchase Agreement") FCMI agreed to purchase and the Company agreed to sell 1,100,000 Shares for an aggregate purchase price of $250,000. The 2003 Purchase Agreement contains representations, warranties and indemnities customary in agreements relating to comparable stock purchase transactions and imposes certain restrictions on FCMI's disposition of the purchased shares due to their status as "restricted securities" for purposes of the Securities Act of 1933.

                  The 2003 Purchase Agreement also requires the Company to file a registration statement covering all or a portion of the Shares owned by FCMI. The Company had previously filed a registration statement with respect to Shares owned by FCMI in 1996 (the "1996 Registration Statement"). Under the 2003 Purchase Agreement, if the 1996 Registration Statement is currently in effect and covers all 841,744 Shares held by FCMI prior to the 2003 Purchase Agreement, the Company is obligated to file a new shelf registration covering the shares purchased under the 2003 Purchase Agreement upon the earlier of (i) 30 days after notification by FCMI to the Company that FCMI has sold all but 50,000 of the Shares included in the 1996 Registration Statement, and (ii) January 31, 2005. If the 1996 Registration Statement is not presently effective, the Company will be obligated to file a registration statement for all 1,941,744 Shares that FCMI owns on January 31, 2004 or as soon thereafter as practicable.

                  The foregoing description of the 2003 Purchase Agreement is qualified in its entirety by the full terms of such agreement, which has been filed as an exhibit to this Schedule 13D (Amendment No. 10).

Item 7.           Material to be filed as Exhibits.
                  --------------------------------

         Item 7 is amended as set forth below:

                  The Stock Purchase Agreement dated December 19, 2003 and described in Item 6 is filed as Exhibit No. 1 to this Schedule 13D (Amendment No. 10).

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 22, 2003

                                       FCMI FINANCIAL CORPORATION



                                       /s/ ENRIQUE FENIG
                                       -----------------------------
                                       By:  Enrique Fenig
                                       Its: Executive Vice President



                                       /s/ ALBERT D. FRIEDBERG
                                       ------------------------------
                                       Albert D. Friedberg

                                                                       EXHIBIT 1

                               GOLD STANDARD, INC.

                            STOCK PURCHASE AGREEMENT

         This Stock Purchase Agreement ("Agreement") is made as of the 19 day of December, 2003, by and among Gold Standard Inc., a Utah corporation (the "Company"), and FCMI Financial Corporation ( the "Purchaser").

                                    RECITALS
                                    --------

         A. The Company desires to obtain funds from the Purchaser in order to further the operations of the Company.

         B. In order to obtain such funds, the Company is offering (the "Offering") up to an aggregate of 1,100,000 shares (the "Shares") of common stock, $.001 par value per share (the "Common Stock"), on the terms and subject to the conditions set forth herein.

                                    AGREEMENT
                                    ---------

         It is agreed as follows:

         1.       PURCHASE AND SALE OF SHARES.

                  1.1 Purchase and Sale of Shares. In reliance upon the representations and warranties of the Company and the Purchaser contained herein and subject to the terms and conditions set forth herein, at the closing (the "Closing"), the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, the Shares in consideration of the aggregate sum of $250,000 (the "Purchase Price").

                  1.2 Deliveries by Purchaser. The Purchaser shall deliver a check or wire transfer to the account of the Company previously provided to Purchaser in the amount of the aggregate Purchase Price.

         2.       CLOSING(S).

                  2.1 Date and Time. The Closing of the sale of Shares contemplated by this Agreement shall take place at the offices of the Company or at such other place as the Company and the Purchaser shall agree in writing, on or before December 22, 2003, unless otherwise extended by mutual agreement (the "Closing Date").

                  2.2 Deliveries. At the Closing, or as soon thereafter as practicable, the Company will cause to be issued to the Purchaser a stock certificate representing the Shares purchased by the Purchaser against payment of the Purchase Price. Each such Share certificate shall be in definitive form and registered in the name of the Purchaser, against delivery to the Company by the Purchaser of the Purchase Price.

         3.       REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

         As a material inducement to the Purchaser to enter into this Agreement and to purchase the Shares, the Company represents and warrants that the following statements are true and correct in all material respects as of the date hereof and will be true and correct in all material respects at Closing, except as expressly qualified or modified herein.

                  3.1 Organization and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Utah and has full corporate power and authority to enter into and perform its obligations under this Agreement, and to own its properties and to carry on its business as presently conducted and as proposed to be conducted. The Company is duly qualified to do business as a foreign corporation in every jurisdiction in which the failure to so qualify would have a material adverse effect upon the Company.

                  3.2 Capitalization. The Company is authorized to issue 100,000,000 shares of common stock of which, as of November 30, 2003, 10,158,864 shares were issued and outstanding. All outstanding shares of common stock have been duly authorized and validly issued, and are fully paid, nonassessable and free of any preemptive rights.

                  3.3 Validity of Transactions. This Agreement, and each document executed and delivered by the Company in connection with the transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action on the part of the Company and have been duly executed and delivered by the Company and is each the legally valid binding obligation of the Company, enforceable in accordance with its terms, except as limited by applicable bankruptcy, insolvency reorganization and moratorium laws and other laws affecting enforcement of creditor's rights generally and by general principles of equity.

                  3.4 Valid Issuance of Shares. The Shares that are being issued to the Purchaser hereunder, when issued, sold and delivered in accordance with the terms hereof for the consideration expressed herein, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer, other than restrictions on transfer specified in
Section 4.4 of this Agreement and under applicable federal and state securities laws, and will be free of all other liens and adverse claims.

                  3.5 No Violation. The execution, delivery and performance of this Agreement have been duly authorized by the Company's Board of Directors and do not and will not violate any law or any order of any court or government agency applicable to the Company, as the case may be, or the Articles of Incorporation or Bylaws of the Company, and will not result in any breach of or default under, or, result in the creation of any encumbrance upon any of the assets of the Company pursuant to the terms of any agreement or instrument by which the Company or any of its assets may be bound. The Company is not in default in the performance, observance or fulfillment of any of the obligations, covenants, or conditions contained in any agreement, indenture, or instrument to which it is a party or by which it or its properties are bound except for any such defaults which, individually or in the aggregate, would not have a material adverse effect on the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole. No approval of or filing with any governmental authority or any stock exchange on the part of the Company is required for the Company to enter into, execute or perform this Agreement.

                  3.6 SEC Reports and Financial Statements. The Company has provided access to the Purchaser of its Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002, its Quarterly Reports on Form 10-QSB for the quarterly periods ended July 31, 2002; January 31, 2003; April 30, 2003; and July 31, 2003, filed with the U.S. Securities and Exchange Commission and its Current Reports on Form 8-K dated March 18, 2003; April 1, 2003; May 1, 2003; May 20, 2003 and July 9, 2003 (collectively, the "SEC Reports"). At its filing date, each SEC Report complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission (the "SEC") thereunder. The information in the SEC Reports, taken as a whole, is true and correct in all material respects and does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since October 31, 2002, no event has occurred which should have been disclosed or reported in a periodic or other report filed with the SEC that has not been so disclosed or reported. The financial statements in the Company's Annual Report on Form 10-KSB and in its Quarterly Reports on Form 10-QSB included in the SEC reports present fairly the financial position, results of operations and cash flows of the Company as at the dates and for the periods covered thereby in accordance with generally accepted accounting principles consistently applied, subject only, in the case of financial statements included in the Forms 10-QSB, to adjustments consisting only of normal year-end adjustments.

                  3.7 Subsidiaries. Except as set forth in the SEC Reports, the Company does not own, directly or indirectly, any equity or debt securities of any corporation, partnership, or other entity.

                  3.8 Litigation. Except as set forth in the SEC Reports, there are no suits or proceedings (including without limitation, proceedings by or before any arbitrator, government commission, board, bureau or other administrative agency) pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries which, if adversely determined, would have a material adverse effect on the consolidated financial condition, results of operations, prospects or business of the Company, and neither the Company nor any of its subsidiaries are subject to or in default with respect to any order, writ, injunction or decree of any federal, state, local or other governmental department.

                  3.9 Taxes. Federal income tax returns and state and local income tax returns for the Company and its subsidiaries have been filed as required by law; all taxes as shown on such returns or on any assessment received subsequent to the filing of such returns have been paid, and there are no pending assessments or adjustments or any income tax payable for which reserves, which are reasonably believed by the Company to be adequate for the payment of any additional taxes that may come due, have not been established. All other taxes imposed on the Company and its Subsidiaries have been paid and any reports or returns due in connection herewith have been filed.

                  3.10 Securities Law Compliance. Assuming the accuracy of the representations and warranties of the Purchaser set forth in Section 4 of this Agreement, the offer, issue, sale and delivery of the Shares will constitute an exempted transaction under the Securities Act of 1933, as amended and now in effect ("Securities Act"), and registration of the Shares under the Securities Act is not required. The Company shall make such filings as may be necessary to comply with the Federal securities laws, which filings will be made in a timely manner.

                  3.11 Liabilities. Except for obligations disclosed or reserved for in the most recent balance sheet included in the SEC Reports, the Company has no material liabilities, contingent or otherwise, other than liabilities incurred in the ordinary course of business since that date, none of which is material to the business, properties or financial condition of the Company. Since the date of the most recent balance sheet included in the SEC Reports, there has not been any material adverse change in the business, financial condition or results of operations of the Company and its subsidiaries from that shown in such balance sheet or the related statements of operations and cash flows financial statements. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with generally accepted accounting principles.

                  3.12 No Broker. No agent, broker, investment or commercial banker, person or firm acting on behalf of the Company or under authority of the Company is or will be entitled to any broker's or finder's fee or an other commission or similar fee directly or indirectly in connection with any of the transactions contemplated by this Agreement.

         4.       REPRESENTATIONS AND WARRANTIES OF THE PURCHASER.

         The Purchaser hereby represents, warrants and covenants with the Company as follows:

                  4.1 Legal Power. The Purchaser has the requisite corporate power, and is authorized to enter into this Agreement, to purchase the Shares hereunder and to carry out and perform its obligations under the terms of this Agreement.

                  4.2 Due Execution. This Agreement has been duly authorized, executed and delivered by the Purchaser, and, upon due execution and delivery by the Company, this Agreement will be a valid and binding agreement of the Purchaser.

                  4.3 Receipt and Review of SEC Reports. The Purchaser represents that the Purchaser had access to and has reviewed the SEC Reports and has been given full and complete access to the Company for the purpose of obtaining such information as the Purchaser or its qualified representative has reasonably requested in connection with the decision to purchase Shares. The

Purchaser represents that the Purchaser has been afforded the opportunity to ask questions of the officers of the Company regarding its business prospects and the Shares, all as the Purchaser or the Purchaser's qualified representative have found necessary to make an informed investment decision to purchase the Shares. The foregoing notwithstanding, the Company represents and confirms to Purchaser that it has not provided any "material non-public information" within the meaning of SEC Regulation F-D to the Purchaser.

                  4.4 Restricted Securities. The Purchaser has been advised that the Shares have not been registered under the Securities Act or any other applicable securities laws and that the Shares are being offered and sold pursuant to Section 4(2) of the Securities Act thereunder, and that the Company's reliance upon Section 4(2) is predicated in part on the Purchaser's representations as contained herein.

                           4.4.1    The Purchaser is an "accredited investor" as
defined under Rule 501 of the Securities Act.

                           4.4.2    The Purchaser acknowledges that the Shares
have not been registered under the Securities Act or the securities laws of any state or country and are being offered, and will be sold, pursuant to applicable exemptions from such registration for nonpublic offerings and will be issued as "restricted securities" as defined by Rule 144 promulgated pursuant to the Securities Act. The Shares may not be resold in the absence of an effective registration thereof under the Securities Act and applicable state securities laws unless, in the opinion of counsel acceptable to the Company, an applicable exemption from registration is available.

                           4.4.3    The Purchaser is acquiring the Shares for
its own account, for investment purposes only and not with a view to, or for sale in connection with, a distribution, as that term is used in Section 2(11) of the Securities Act, in a manner which would require registration under the Securities Act.

                           4.4.4    The Purchaser understands and acknowledges
that the Shares will bear the following legend or a reasonable facsimile thereof:

                  THE SECURITIES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD OR TRANSFERRED FOR VALUE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION THEREOF UNDER THE SECURITIES ACT OF 1933 AND/OR THE SECURITIES ACT OF ANY STATE HAVING JURISDICTION OR AN OPINION OF COUNSEL ACCEPTABLE TO THE CORPORATION THAT SUCH REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR ACTS.

                           4.4.5    The Purchaser acknowledges that an
investment in the Shares is not liquid and is transferable only under limited conditions. The Purchaser acknowledges that such securities must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. The Purchaser is aware of the provisions of Rule 144 promulgated under the Securities Act, which permits limited resale of securities purchased in a private placement subject to the satisfaction of certain conditions and that such Rule is not now available and, in the future, may not become available for resale of the Shares.

                  4.5 Purchaser Sophistication and Ability to Bear Risk of Loss. The Purchaser acknowledges that it is able to protect its interests in connection with the acquisition of the Shares and can bear the economic risk of investment in such securities without producing a material adverse change in Purchaser's financial condition. The Purchaser otherwise has such knowledge and experience in financial or business matters that the Purchaser is capable of evaluating the merits and risks of the investment in the Shares.

                  4.6 Purchases by Groups. The Purchaser represents, warrants and covenants that it is not acquiring the Shares as part of a group within the meaning of Section 13(d)(3) of the Exchange Act , except as set forth in the Schedule 13D, as amended, filed by Purchaser with the SEC with respect to the Common Stock.

         5.       CONDITIONS TO CLOSING.

                  5.1 Conditions to Obligations of the Purchaser. The Purchaser's obligation to purchase the Shares at the Closing is subject to the fulfillment, at or prior to such Closing, of all of the following conditions:

                           5.1.1    Representations and Warranties True;
Performance of Obligations. The representations and warranties made by the Company in Section 3 and the last sentence of Section 4.3 hereof shall be true and correct in all material respects at the Closing with the same force and effect as if they had been made on and as of said date; and the Company shall have performed all obligations and conditions herein required to be performed by it on or prior to the Closing. Consummation of the Closing by the Company shall constitute the Company's certification to the Purchaser that, as of the Closing date, the conditions set forth in this Section 5.1.1 have been fulfilled.

                           5.1.2    Proceedings and Documents. All corporate and
other proceedings in connection with the transactions contemplated at the Closing hereby and all documents and instruments incident to such transactions shall be reasonably satisfactory in substance and form to the Purchaser.

                           5.1.3    Qualifications, Legal and Investment. All
authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States that are required in connection with the lawful sale and issuance of the Shares pursuant to this Agreement shall have been duly obtained and shall be effective on and as of the Closing. No stop order or other order enjoining the sale of the Shares shall have been issued and no proceedings for such purpose shall be pending or, to the knowledge of the Purchaser, threatened by the SEC, or any commissioner of corporations or similar officer of any state having jurisdiction over this transaction. At the time of the Closing, the sale and issuance of the Shares shall be legally permitted by all laws and regulations to which the Purchaser and the Company are subject.

                  5.2 Conditions to Obligations of the Company. The Company's obligation to issue and sell the Shares at the Closing is subject to the fulfillment to the Company's satisfaction, on or prior to the Closing, of the following conditions:

                           5.2.1    Representations and Warranties True. The
representations and warranties made by the Purchaser in Section 4 hereof shall be true and correct at the Closing with the same force and effect as if they had been made on and as of the Closing. Consummation of the Closing by the Purchaser shall constitute the Purchaser's certification to the Purchaser that, as of the Closing date, the conditions set forth in this Section 5.2.1 have been fulfilled.

                           5.2.2    Performance of Obligations. The Purchaser
shall have performed and complied with all agreements and conditions herein required to be performed or complied with by them on or before the Closing, and the Purchaser shall have delivered payment to the Company in respect of its purchase of Shares.

                           5.2.3    Qualifications, Legal and Investment. All
authorizations, approvals, or permits, if any, of any governmental authority or regulatory body of the United States that are required in connection with the lawful sale and issuance of the Shares pursuant to this Agreement shall have been duly obtained and shall be effective on and as of the Closing. No stop order or other order enjoining the sale of the Shares shall have been issued and no proceedings for such purpose shall be pending or, to the knowledge of the Company, threatened by the SEC, or any commissioner of corporations or similar officer of any state having jurisdiction over this transaction. At the time of the Closing, the sale and issuance of the Shares shall be legally permitted by all laws and regulations to which the Purchaser and the Company are subject.

                           Consummation of the Closing by the Purchaser shall
constitute the Purchaser's certification to the Purchaser that, as of the Closing date, the conditions set forth in this Section 5.2.1 have been fulfilled.

         6.       SURVIVAL; INDEMNIFICATION

                  6.1 Survival. The representations and warranties of the parties set forth herein shall survive the closing hereunder until expiration of the applicable limitations period.

                  6.2 Indemnification. The Company shall indemnify, defend and hold harmless the Purchaser and its directors, officers, employees, affiliates, agents and assigns (collectively, the "Indemnified Persons) from and against any and all losses, liabilities, damages, demands, claims, actions, judgments or causes of action, assessments, costs and expenses including, without limitation, interest, penalties and attorneys' and accountant's fees asserted against, resulting to, or imposed upon or incurred or suffered by any

Indemnified Person, directly or indirectly, as a result of, or based upon or arising from any material inaccuracy in or materials breach, non-fulfillment or failure to perform, any of the representations, warranties, covenants or agreements made by the Company in or pursuant to this Agreement.

         7.       REGISTRATION RIGHTS.

                  7.1 The Company filed its registration statement on Form S-3 of the SEC on May 13, 1996, Registration No. 333-03619, which was amended on May 20, 1996 (the "1996 Registration Statement"), and declared effective by the SEC on May 20, 1996, that included certain shares of Common Stock owned by the Purchaser. To the Company's knowledge, the 1996 Registration Statement continues to be effective on the date of this Agreement. No stop order suspending the effectiveness of the 1996 Registration Statement has been issued or, to the Company's knowledge, threatened by the SEC. The Company shall determine by January 7, 2004, whether the 1996 Registration Statement is still current and effective or not, and, if effective, whether the shares presently included in the 1996 Registration Statement include all 841,744 shares of Common Stock presently owned by the Purchaser (after giving effect to all stock splits, reverse splits, stock dividends and other share restructurings effected by the Company subsequent to May 13, 1996) but prior to giving effect to the issuance of the Shares pursuant to this Agreement (the "Initial Shares"), at which time it shall advise the Purchaser of its findings. If the 1996 Registration Statement is presently current and effective, the Company will file a new registration statement on Form S-3 (or such other available Form) with the Securities and Exchange Commission (the "Shelf Registration Statement") registering (i) all Shares of Common Stock being purchased by the Purchaser hereunder, and (ii) if all of the Initial Shares of Common Stock are not included in the 1996 Registration Statement, any such Initial Shares not so included, for sale by the Purchaser from time to time on a continuous or delayed basis pursuant to Rule 415 under the Securities Act, including sales to or through one or more registered broker-dealers acting as principal or agent or in block transactions. The Shelf Registration Statement shall be prepared and filed at the sole cost and expense of the Company, on the earlier of thirty (30) days from advice from the Purchaser that it has sold all but 50,000 of the shares of Common Stock of the Company that were registered under the 1996 Registration Statement or January 31, 2005; except that if the 1996 Registration Statement is not presently current and effective, the Company shall file the Shelf Registration Statement, at its sole cost and expense, registering all Shares of Common Stock being purchased by the Purchaser hereunder, along with all other shares of Common Stock of the Company then owned by the Purchaser, on or before January 31, 2004, or as soon thereafter as is reasonably practicable.

                  7.2 The Company will use its best efforts to cause the Shelf Registration Statement to become effective and to maintain a Prospectus which satisfies the requirements of the Securities Act, until the Purchaser has sold all of the Common Stock pursuant to the Shelf Registration Statement or the Purchaser is legally permitted to sell all of the Common Stock then held by Purchaser to the public without an effective registration statement, under the Securities Act in place with respect thereto and without limitation regarding the manner of sale of the Common Stock or the number of shares of Common Stock sold at any time (the "Registration Termination Date").

                  7.3 The Company will advise the Purchaser promptly as to the time at which the Shelf Registration Statement becomes effective and of the issuance by the SEC of any stop order suspending the effectiveness of the Shelf Registration Statement or of the institution of any proceedings for such purpose, and the Company will use its best efforts to prevent the issuance of any such stop order and to obtain, as soon as possible, the removal thereof if issued.

                  7.4 Until Registration Termination Date, the Company will advise the Purchaser promptly of any requirement by the SEC for any amendment of the Shelf Registration Statement or supplement to the Prospectus included therein or for additional information, and the Purchaser will provide any information reasonably requested by the Company for any such amendment or supplement and will refrain from selling any of the Common Stock until such supplement has been filed with the SEC and an appropriate Prospectus supplement has been made available to the Purchaser or until any such amendment has been declared effective by the SEC and a Prospectus reflecting such amendment has been made available to the Purchaser. Copies of any such amendment to the Shelf Registration Statement or supplement to the Prospectus contained therein shall be provided to the Purchaser promptly after the filing or effectiveness thereof.

                  7.5 When the Shelf Registration Statement becomes effective it will comply fully with the provisions of the Securities Act and the rules and regulations thereunder. From and after the effective date of the Shelf Registration Statement, and until the Registration Termination Date, if any event occurs as a result of which the Prospectus would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, of if it is necessary at any time to amend the Shelf Registration Statement or supplement the Prospectus to comply with the

                           Securities Act, the Company will promptly notify the Purchaser and the Company will prepare and file with the SEC an amended Registration Statement or supplemented Prospectus that will correct such statement or omission and will use its best efforts to cause any such amendment to become effective as promptly as possible.

                  7.6 The Purchaser agrees that it will provide promptly upon the Company's request such written information, documents and written representations as counsel for the Company shall determine to be reasonably necessary for and incident to obtaining registration of the Common Stock under the Securities Act and to obtain registration, qualification or exemption therefrom under applicable state securities or blue sky laws. The Purchaser further agrees that it will notify the Company with reasonable promptness upon the conclusion of its sale or transfer of the Common stock under the Shelf Registration Statement.

                  7.7 Prior to any public offering of the Common Stock, the Company will use its best efforts to register or qualify (or to obtain exemption therefrom) the Common Stock for offer and sale under the securities or blue sky laws of such jurisdictions of the United States as the Purchaser reasonably requests in writing and do any and all other acts or things necessary or advisable to enable the disposition in such jurisdiction of the Common Stock covered by the Shelf Registration Statement; provided that the Company will not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject.

         8.       MISCELLANEOUS.

                  8.1 Governing Law. This Agreement shall be governed by and construed under the laws of the State of Utah.

                  8.2 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

                  8.3 Entire Agreement. This Agreement and the other documents delivered pursuant hereto and thereto, constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants, or agreements except as specifically set forth herein or therein. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

                  8.4 Severability. In case any provision of this Agreement shall be invalid, illegal, or unenforceable, it shall to the extent practicable, be modified so as to make it valid, legal and enforceable and to retain as nearly as practicable the intent of the parties, and the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                  8.5 Amendment and Waiver. Except as otherwise provided herein, any term of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely), with the written consent of the Company and the Purchaser. Any amendment or waiver effected in accordance with this Section shall be binding upon each future holder of any security purchased under this Agreement (including securities into which such securities have been converted) and the Company.

                  8.6 Notices. All notices and other communications required or permitted hereunder shall be in writing and shall be effective when delivered personally, or sent by telex or telecopier (with receipt confirmed), provided that a copy is mailed by registered mail, return receipt requested, or when received by the addressee, if sent by Express Mail, Federal Express or other express delivery service (receipt requested) in each case to the appropriate address set forth below:

                  If to the Company:        Gold Standard, Inc.
                                            Kearns Building
                                            Suite 712
                                            SLC, Utah 84101
                                            Telecopy: 801-328-4457

                  With a copy to:           Leonard W. Burningham, Esq.
                                            Suite 205, 455 East 500 South Street
                                            Salt Lake City, Utah 84111
                                            Telecopy: 801-355-7126

                  If to a Purchaser:        FCMI Financial Corporation
                                            181 Bay Street, Second Floor
                                            Toronto, Ontario M5J 2T3
                                            Canada
                                            Telecopy: 416-364-0572

                  With a copy to:           Robert A. Grauman, Esq.
                                            O'Melveny & Myers LLP
                                            30 Rockefeller Plaza
                                            New York NY 10112
                                            Telecopy:  212 408-2420

                  8.7 Titles and Subtitles. The titles of the paragraphs and subparagraphs of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first set forth above.


                                       GOLD STANDARD, INC.

                                       By: /s/ SCOTT L. SMITH
                                           -------------------------------------
                                         Name:      Scott L. Smith
                                         Title:     President
                                         Address:   Kearns Building, Suite 712
                                                    SLC, Utah 84101

PURCHASER:

FCMI Financial Corporation

By  /s/ ENRIQUE FENIG
    -----------------------------------
  Name:      Enrique Fenig
  Title:     Executive Vice President
  Address:   181 Bay Street, Second Floor
             Toronto, Ontario M5J 2T3
             Canada



                                      -13-